Exhibit 99.1

QUANTUM BIOPHARMA ANNOUNCES CLOSING OF
PRIVATE PLACEMENT & PROVIDES CORPORATE UPDATE

Toronto, Ontario, December 10, 2025 – Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) ("Quantum BioPharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, is pleased to announce that, further to its news release on October 29, 2025 it has closed a non-brokered private placement and issued 30 class A multiple voting shares (“Class A Multiple Voting Shares”) of the Company at a price of $25 Per Class A Multiple Voting Shares for gross proceeds of $750 (the “Offering”).

The Offering

All securities issued pursuant to the Offering are subject to a statutory hold period of four months plus a day from issuance in accordance with applicable securities laws of Canada. The Company intends to use the proceeds of the Offering for general working capital purposes.

MI 61-101 Disclosure

Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed (“Mr. Saeed”), the Chief Executive Officer and Co-Chairman of the Company is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation of which Anthony Durkacz (“Mr. Durkacz”), a director of the Company, purchased all the Class A Multiple Voting Shares issued pursuant to the Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61-101).

The Company has filed a material change report more than 21 days before the expected closing of the Offering in accordance with MI 61-101 on its SEDAR+ profile.

Early Warning Disclosure

This press release is being issued in accordance with the requirements of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), in connection with the filing of the Early Warning Reports by Xorax, whose registered address is 3688 Stratton Woods Court, Mississauga, Ontario, L5L 4V2, and Fortius, whose registered address is 2045 Lakeshore Boulevard West, Suite 3006, Toronto, Ontario M6V 2Z6 (collectively, the “Acquirors”) in respect of the Offering of the Company, whose registered address is 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9, Canada.

On December 10, 2025, each of Xorax and Fortius acquired 15 Class A Multiple Voting Shares at a price of $25 per Class A Multiple Voting Shares for a total price for each of $375.

Following the Offering, Xorax owns 21 Class A Multiple Voting Shares and 6,786 class B subordinate voting shares (“Class B Subordinate Voting Shares”), representing 50% of the outstanding Class A Multiple Voting Shares, 0.18% of the outstanding Class B Subordinate Voting Shares, and 37.66% of the voting rights attached to all of the Company’s outstanding voting securities. Prior to the Offering, Xorax Owned 6 Class A Multiple Voting Shares and 6,786 Class B Subordinate Voting Shares, which represented 50% of the outstanding Class A Multiple Voting Shares, 0.18% of the outstanding Class B Subordinate Voting Shares, and 23.33% of the voting rights attached to all of the Company’s outstanding voting securities.

Mr. Saeed, who may be deemed to be a joint actor of Xorax, collectively holds 118,407 Class B Subordinate Voting Shares, stock options of the Company (“Options”) to acquire up to 7,000 Class B Subordinate Voting Shares, and restricted share units of the Company (“RSUs”) exercisable into 32,000 Class B Subordinate Voting Shares.

Following the Offering, Xorax, together with Mr. Saeed, have ownership and control over an aggregate of 21 Class A Multiple Voting Shares, 125,193 Class B Subordinate Voting Shares, 7,000 Options, and 32,000 RSUs, representing 50% of the outstanding Class A Multiple Voting Shares, 3.27% of the outstanding Class B Subordinate Voting Shares, 4.25% of the outstanding Class B Subordinate Voting Shares on a partially diluted basis, assuming the exercise of the 7,000 Options, and the 32,000 RSUs, 38.43% of the voting rights attached to all of the Company’s outstanding voting securities, and 38.58% of the voting rights attached to all of the Company’s outstanding voting securities on a partially diluted basis, assuming the exercise of the 7,000 Options, and the 32,000 RSUs.

Following the Offering, Fortius owns 21 Class A Multiple Voting Shares and 1,632 Class B Subordinate Voting Shares, representing 50% of the outstanding Class A Multiple Voting Shares, 0.04% of the outstanding Class B Subordinate Voting Shares, and 37.63% of the voting rights attached to all of the Company’s outstanding voting securities. Prior to the Offering, Fortius owned 6 Class A Multiple Voting Shares and 1,632 Class B Subordinate Voting Shares, which represented 50% of the outstanding Class A Multiple Voting Shares, 0.04% of the outstanding Class B Subordinate Voting Shares, and 23.25% of the voting rights attached to all of the Company’s outstanding voting securities.

Mr. Durkacz and First Republic Capital Corporation (“FRCC”), may be deemed to be joint actors of Fortius, collectively hold 29,114 Class B Subordinate Voting Shares, Options to acquire up to 7,000 Class B Subordinate Voting Shares, and RSUs exercisable into 32,000 Class B Subordinate Voting Shares.

Following the Offering, Fortius, together with Mr. Durkacz, and FRCC, have ownership and control over an aggregate of 21 Class A Multiple Voting Shares, 30,746 Class B Subordinate Voting Shares, 7,000 Options, and 32,000 RSUs representing 50% of the outstanding Class A Multiple Voting Shares, 0.80% of the outstanding Class B Subordinate Voting Shares, 1.80% of the outstanding Class B Subordinate Voting Shares on a partially diluted basis, assuming the exercise of the 7,000 Options, and the 32,000 RSUs, 37.82% of the voting rights attached to all of the Company’s outstanding voting securities and 37.97% of the voting rights attached to all of the Company’s outstanding voting securities on a partially diluted basis, assuming the exercise of the 7,000 Options, and the 32,000 RSUs.

The Acquirors acquired the above-noted Class A Multiple Voting Shares for investment purposes. In the future, the Acquirors will evaluate their respective investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease its shareholdings as circumstances require through market transactions, private agreements, or otherwise.

The Acquirors currently have no plans or intentions which would result in a corporate transaction, a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, a change in the board of directors or management of the Company, including any plans or intentions to change the number or term of directors or to fill any existing vacancies on the board, a material change in the Company’s business or corporate structure, a change in the Company’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of Company by any person or company, a class of securities of the Company being delisted from, or ceasing to be authorized to be quoted on, a marketplace, the Company ceasing to be a reporting issuer in any jurisdiction of Canada, a solicitation of proxies from securityholders, or an action similar to any of those enumerated.

Copies of the Early Warning Reports being filed by the Acquirors may be obtained on the Company’s SEDAR+ profile or by emailing rehansk@gmail.com or calling 416-786-6063 for Xorax’s Early Warning Report, or by emailing anthony@firstrepubliccapital.com or calling 416-720-4360 Fortius' Early Warning.

Corporate Update

In addition, the Company announces that, further to the Company’s press release dated October 31, 2025, effective December 6, 2025, the Company provided notice to H.C. Wainwright & Co., LLC (“HCW”) of its election to terminate the at-the-market offering agreement entered into on October 31, 2025 (the “Sales Agreement”). Pursuant to Section 8(a) of the Sales Agreement, the Company is required to provide 10 business days prior notice of termination. The at-the-market offering will terminate on December 20, 2025. Following such termination, the Company may not sell any further Class B Subordinate Voting Shares under the Sales Agreement.

Pursuant to the Sales Agreement, the Company previously filed a prospectus supplement permitting it offer and sell, from time to time, up to $21,225,000 worth of Class B Subordinate Voting Shares through HCW as the sales agent and as of the date hereof, the no such shares have been sold.

Debt Settlement

In addition, the Company has settled $260,000 of amounts owing to an arm’s length creditor through the issuance of 17,626 Class B Subordinate Voting Shares at the deemed price of $14.75 per share.

About Quantum BioPharma

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

This press release contains certain "forward-looking statements" within the meaning of Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including the Offering and subscription to the Offering by insiders of the Company, the completion of the at-the-market offering, the Company’s cancellation of the Sales Agreement, and statements relating to the debt settlement.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation: the Company’s ability to comply with all applicable regulations and laws, including environmental, health and safety laws; the Company having sufficient working capital for future operating activities; the ability of the Company to achieve its business objectives and milestones and the anticipated timing of execution; the Company’s ability to continue as a going concern and the Company’s ability to use the proceeds from the Offering for the business objectives outlined herein.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: changes in general economic, business and political conditions, including changes in the financial markets; consents or authorizations required; changes in laws, regulations and policies affecting the Company’s operations; currency fluctuations; environmental issues and liabilities; the potential impact of the announcement or consummation of the Offering on relationship, including with regulatory bodies, employees, suppliers, customers and competitors; the inability of the Company to obtain additional financing for continued operations on terms acceptable to the Company; the lack of control over the Company’s investees; risks relating to investing in the Class A Multiple Voting Shares; risks relating to the use of proceeds from the Offering; volatility in the market price of the shares; dilution of shareholders’ holdings; negative operating cash flow; the negative effects of interest rate and exchange rate changes; risks relating to the Company’s reliance on key employees; limitations in the liquidity of The Class A Multiple Voting Shares; litigation risks; the Company’s inability to expand into new business areas and geographic markets; management of growth; and the Company’s inability to continue as a going concern.

Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, Quantum BioPharma Ltd.
Email: info@QuantumBioPharma.com
Telephone: (416) 854-8884